

June 8, 2015

Via E-Mail
Mr. John P. Wilkirson
Chief Financial Officer and Executive Vice President
Cobalt International Energy, Inc.
920 Memorial City Way, Suite 100
Houston, Texas  77024

> **Re:** **Cobalt International Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-34579**

Dear Mr. Wilkirson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Summary of Oil and Gas Reserves, page 19

1.      We note your risk factor disclosure on page 44, indicating that significant declines in oil and natural gas prices for an extended period may;

- limit your financial condition, liquidity, and ability to finance your capital expenditures and results of operations;

- reduce the amount of oil and natural gas that you can produce economically;

- delay, postpone or terminate your exploration, appraisal and development activities;

- reduce any future revenues, operating income and cash flows; and

- reduce the carrying value of your crude oil and natural gas properties;

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Given the current pricing environment and uncertainty regarding duration, explain to us how you have considered providing more extensive discussion, including, where reasonably practicable, quantification of the impact of current commodity prices on your liquidity, capital resources and results of operations.

As part of your response, address your drilling plans as well as your accounting estimates related to impairment testing of proved and unproved properties, and your reported reserve volumes. For example, to the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of reserves that would not be developed.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, you should provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices to the extent that quantified information is reasonably available. Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9

Asset Retirement Obligations, page F-12

2.      We note your disclosure indicating that you do not have legal obligations to incur decommissioning costs, although you indicate that should production occur in the future, you would have significant obligations under your lease agreements and federal regulations, to remove equipment and restore land or seabed at the end of oil and natural gas production operations. Please clarify how you concluded that you did not incur an asset retirement obligation when undertaking pre-production activities, such as drilling exploratory and development wells and constructing subsea infrastructure and offshore platforms that will require decommissioning in the future.

As other companies in your industry have been able to estimate asset retirement obligations that are commonly incurred in these circumstances, including the costs of plugging wells, it should be clear why your particular circumstances would preclude recognition of an asset retirement obligation under FASB ASC 410-20-15-2.

<u>Note 23 - Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-38</u>

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-41</u>

3.       We note that your standardized measure reflects estimates of production costs, costs to develop and produce the proved reserves and abandonment costs, based on year-end economic conditions, and overhead incurred.  Tell us the amount of future abandonment costs reflected in your standardized measure of discounted future net cash flows relating to proved oil and gas reserves, and the extent to which such costs are associated with future activities, such as drilling new development wells and constructing incremental offshore infrastructure that will eventually require future decommissioning.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824, John Cannarella at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief